

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2024

C. Kelly Wall
Chief Financial Officer
The Aaron's Company, Inc.
400 Galleria Parkway SE, Suite 300
Atlanta, Georgia 30339

   Re: The Aaron's Company, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2023
    File No. 001-39681

Dear C. Kelly Wall:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services